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                                  F O R M    5
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[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported





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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

Bishop,                            Richard                                 L.
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(Last)                              (First)                             (Middle)

 2185 Three Mile Road, N.W.
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                                    (Street)

Grand Rapids                          MI                                  49544
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(City)                               (State)                               (Zip)
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2. Issuer Name and Ticker of Trading Symbol

                   Bank West Financial Corporation ("BWFC")

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3. IRS or Social Security Number of Reporting Person (Voluntary)

                                   ###-##-####
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4. Statement for Month/Year

                                    June 1999
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer (Check all applicable)

[x] Director

[ ] 10% Owner

[ ] Officer (give title below)

[ ] Other (specify below)

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7.  Individual or Joint/Group Reporting (Check all applicable)

[X] Form Filed by One Reporting Person

[ ] Form Filed by More than One Reporting Person

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                          TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENFICIALLY OWNED
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1. Title of Security (Instr. 3)                        2. Transaction Date      3. Transaction Code       4. Securities Acquired (A)
                                                          (Month/Day/Year)         (Instr. 8)                or Disposed of (D)
                                                                                                             (Instr. 3, 4 and 5)
                                                       -------------------      -------------------       --------------------------
                                                                                                                    (A) or
                                                                                                          Amount      (D)      Price
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Common Stock, par value $.01 per share                      6/30/99               J                        1,190
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Common Stock, par value $.01 per share                      6/30/99               J                        1,190
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Common Stock, par value $.01 per share
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                    TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENFICIALLY OWNED -- Continued
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1. Title of Security (Instr. 3)                        5. Amount of Securities      6. Ownership Form:        7. Nature of Indirect
                                                          Beneficially Owned At        Direct (D) or             Beneficial
                                                          End of Issuer's Fiscal       Indirect (I)              Ownership
                                                          Year  (Inst. 3 and 4)        (Instr. 4)                (Instr. 4)
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 Common Stock, par value $.01 per share                      17,383                         D
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 Common Stock, par value $.01 per share                       2,500                         I                       MRP Trust
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 Common Stock, par value $.01 per share                       4,816                         I                       IRA
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J = Represents the vesting of 1,190 MRP shares.

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                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security    2. Conversion       3. Transaction Date      4. Transaction Code      5. Number of Derivative
   (Instr. 3)                         Of Exercise         (Month/Day/Year)         (Instr. 8)               Securities Acquired (A)
                                      Price of                                                              or Disposed of (D)
                                      Derivative                                                            (Instr. 3, 4, and 5)
                                      Security
                                    -------------      -------------------      --------------------     ---------------------------
                                                                                                              (A)            (D)
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 Option to purchase common stock         6.958
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 Option to purchase common stock         7.25
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                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                             (E.G., PUTS, CALLS, WARRANTS, OPTION, CONVERTIBLE SECURITIES) -- Continued
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1. Title of Derivative Security     6. Date                  7. Title and                     8. Price of
   (Instr. 3)                          Exercisable              Amount of                        Derivavtive
                                       and                      Underlying                       Security
                                       Expiration               Securities                       (Instr. 5)
                                       Date (Month/             (Instr. 3
                                       Day/Year)                and 4)


                                     --------------------    ----------------------------     --------------
                                     Date         Expira-                       Amount or
                                     Exer-        tion                          Number
                                     cisable      Date           Title          of Shares
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  Option to purchase common stock     10/25/96    10/25/05    Common Stock        11,159        $0.00
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  Option to purchase common stock     10/25/97    10/25/06    Common Stock         3,718        $0.00
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                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                             (E.G., PUTS, CALLS, WARRANTS, OPTION, CONVERTIBLE SECURITIES) -- Continued
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1. Title of Derivative Security         9. Number of Derivative                 10. Ownership  of             11. Nature of Indirect
   (Instr. 3)                              Securities Beneficially                  Derivative Security:               Beneficial
                                           Owned at End of Year                     Direct (D) or                      Ownership
                                           (Instr. 4)                               Indirect (I) (Instr. 4)            (Instr. 4)
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Option to purchase common stock                  11,159                               D
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Option to purchase common stock                   3,718                               D
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Explanation of Responses: Form 5 excludes 234,668 shares of common stock beneficially owned by the Company's Employee Stock Ownership Plan Trust as to which Mr. Bishop disclaims beneficial ownership. Mr. Bishop is one of the trustees of such plan.





                         /s/Richard L. Bishop                   8/12/99
                         -----------------------------        -----------
                         Signature of Reporting Person           Date

**Intentional  misstatements or ommissions of facts constitute  Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.